UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

#605 – 475 Howe Street

Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

May 31, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated May 31, 2006 disseminated via Market Wire and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that Ramon Farias has been appointed a Director of the Company.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

The Company has appointed Ramon Farias to the board of directors.

Mr. Farias has a geological engineering degree from the Universidad Nacional Autonoma de Mexico and a Masters of Sciences from the University of Arizona. He has over forty years of experience in resource exploration and development with a concentration in Mexico. Throughout those years, Mr. Farias has held various consultant, director, director general, and officer positions with exploration companies. His resume includes work on numerous ore deposits such as Las Truchas, La Caridad, El Arco, Metates, Porvenir-Oro, San Martin, Promontorio, Sonoro, and Tamara-San Nicolas-El Salvador. He is a member of the Society of Mining Engineers and has held notable positions in the Mexican mining community including National President of the

Mexican Mining Engineers and Geologists from 1986-1988 and Vice President of the College of Mexican Mining Engineers and Geologists from 1995-1997.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President and Director

604.738.3882

Item 9.	Date of Report

May 31, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Steve Bajic
Steve Bajic, President and Director

Pan American Gold Corporation

May 31, 2006

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation Appoints New Director

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) has appointed Ramon Farias to the board of directors.

Mr. Farias has a geological engineering degree from the Universidad Nacional Autonoma de Mexico and a Masters of Sciences from the University of Arizona. He has over forty years of experience in resource exploration and development with a concentration in Mexico. Throughout those years, Mr. Farias has held various consultant, director, director general, and officer positions with exploration companies. His resume includes work on numerous ore deposits such as Las Truchas, La Caridad, El Arco, Metates, Porvenir-Oro, San Martin, Promontorio, Sonoro, and Tamara-San Nicolas-El Salvador. He is a member of the Society of Mining Engineers and has held notable positions in the Mexican mining community including National President of the Mexican Mining Engineers and Geologists from 1986-1988 and Vice President of the College of Mexican Mining Engineers and Geologists from 1995-1997.

Commenting on the board changes, Steve Bajic, President, said: “Pan American is delighted to welcome Ramon Farias to our board. His wealth of exploration and development experience will be a tremendous asset as he oversees Pan American’s work at the Huicicila property in Nayarit State, Mexico.”

For more information, please contact:

Investor Relations

604-738-3882.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: May 31, 2006